Mail Stop 3010

April 8, 2010

Via U.S. Mail and Fax (717) 443-8479
Mr. Eldon D. Dietterick
Executive Vice President and Treasurer
Blue Ridge Real Estate Company
PO Box 707
Blakeslee, PA 18610

RE: **Blue Ridge Real Estate Company**
Form 10-K for the period ended October 31, 2008; Form 10-Q for the
period ended July 31, 2009; and Form 10-K for the period ended
October 31, 2009
Filed January 29, 2009; September 14, 2009; and February 22, 2010
File No. 0-02844

Dear Mr. Dietterick:

We have reviewed your response letter dated March 5, 2010 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended July 31, 2009

Note 2 – Significant Accounting Policies, page 5

1. We note your response to prior comment 2. In the third paragraph of your response, you stated that pods J-2 and J-3 experienced cost overruns as of July 31, 2009. Please explain the nature of these cost overruns in greater detail and advise us of any liabilities recorded related to these costs as of October 31, 2009. Also,

tell us the accounting guidance that you relied upon to determine the appropriate accounting and disclosure.

2. Furthermore, we note that you filed a Form 8-K/A on February 24, 2010 which stated that the quarterly financial information contained in your quarterly report on Form 10-Q for the three month period ended July 31, 2009 should no longer be relied upon due to a material impairment. Please restate your Form 10-Q for the three month and nine month period ended July 31, 2009 to reflect the material impairment.

Form 10-K for the period ended October 31, 2009

Exhibit 13

Note 1 – Summary of Significant Accounting Policies, page 23

3. We note your response to prior comment 4. Please advise us of the significant assumptions used in your test (i.e. expected growth rates, discount rates, etc.) for both the golf course and the land as requested in our previous comment. Also, you note that the appraisal of the golf course was based on an anticipated stabilized income and expense stream. Please tell us the timing of the assumed stabilization used in the valuation.

4. Also, ASC 360-10-35-23 states that for purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Since the cash flows of the golf course are identifiable, please further address how you determined that the cash flows are not largely independent of the cash flows of the land and how you have complied with this guidance. In particular, please address the fact that the golf course and the adjacent land are currently not generating joint cash flows, and that the golf course appears to be operating without reliance on the adjacent land. Furthermore, it appears that the appraiser evaluated the land and the golf course separately; please tell us the results of these appraisals and the basis for having the properties evaluated separately if you intend to sell them together.

Please respond to the comments included in this letter within ten business days. You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 with any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant